Renewed Gas Focus For Austral

Wellington, New Zealand – March 1, 2006 -/PRNewswire/ - Austral Pacific Energy Ltd. (TSX-V and NZSX: APX; AMEX : AEN)

New Austral Pacific CEO Rick Webber today made a number of announcements concerning the company’s current and planned activities. In introducing the announcements Webber said that Austral Pacific had commenced a process whereby the company would aspire to become the New Zealand E&P company, pursuing a programme focused on the creation and growth of shareholder value, with its activities centred on the deep, tight, gas and condensate reservoirs of the Kapuni formation in the Taranaki basin.

“We will look to bring forward the development of the Cheal and Cardif discoveries, using a phased approach in order to generate early cash flow,” says Webber. “These developments will provide the backbone for the company and the cash flow will provide the capacity to use both debt and equity to fully develop the company’s reserve base. We are undertaking rigorous studies to mature and high grade the prospects in our inventory in order to identify and pursue high impact drilling targets. Our intention is to establish and secure a material, sustainable production profile,” Webber says.

Webber said that the results of a series of flow and pressure build-up tests on the McKee sandstone formation at Austral Pacific’s Cardiff-2A well (onshore Taranaki, New Zealand) had cheered the company significantly.

Analysis of the tests indicates that the productivity of the well is on an improving trend and that the effect of the “frac” is becoming apparent. The improvement in well productivity has been reflected in flow rates which have at times exceeded three million cubic feet per day of gas and 100 barrels per day of light oil and condensate. Further testing will be undertaken over the next few weeks to confirm Cardiff’s commercial viability.

In addition, the deeper K3E sands appear on the basis of petrophysical evidence to have at least as much potential as the McKee sands, says Webber. Plans are afoot to test the deeper zone as soon as possible. At the same time, Webber says the results of a 3D seismic survey currently underway will assist in the delineation of further deep gas drilling targets in the Austral Pacific portfolio.

We are taking a structured approach to how we go about doing our business, placing primary focus on creating shareholder value, says Webber. In addition to moving quickly with respect to Cardiff commercialization, we are working to accelerate the development of the Cheal oil discovery. Pre-project planning is being fine tuned and the results of the 3D seismic survey will also assist in the optimization and planning for the Cheal development wells. Webber is optimistic that an announcement concerning the development of the Cheal oilfield will be forthcoming shortly.

Austral Pacific also announced today that it had concluded arrangements with Tap Oil of Australia to purchase all of Tap’s onshore New Zealand assets in a 50/50 joint deal with TAG Oil. The acquisition increases Austral Pacific’s interests in seven existing Austral Pacific permits while adding two new permits to the company’s portfolio. The deal also includes assorted drilling and completion inventory.

According to Webber, the permits acquired from Tap provide an excellent strategic fit with the company’s existing exploration portfolio. Webber says the company’s exploration programme will continue to focus on its core onshore Taranaki and Papua New Guinea acreage. We are undertaking rigorous studies to mature and high grade the prospects in our inventory, says Webber, with an accent on identifying high impact prospects for drilling. In keeping with this philosophy the company’s Douglas-1 exploration well in Papua New Guinea, expected to spud later in March has a resource potential of ca 150 million barrels in the oil case. In addition there is considerable follow up potential, says Webber.

Web site:	www.austral-pacific.com
Email:	ir@austral-pacific.com
Phone:	Rick Webber, CEO +64 (4) 476 2717

None of the Exchanges upon which Austral Pacific's securities trade have approved or disapproved the contents hereof. This release includes certain statements that may be deemed to be "forward-looking statements" within the meaning of applicable legislation. Other than statements of historical fact, all statements in this release addressing future production, reserve potential, exploration and development activities and other contingencies are forward-looking statements. Although management believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual results or developments may differ materially from those in the forward-looking statements, due to factors such as market prices, exploration and development successes, continued availability of capital and financing, and general economic, market or business conditions.
See our public filings at www.sedar.com and www.sec.gov/edgar/searchedgar/webusers.htm for further information.